FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                           For the month of March 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F    X               Form 40-F
                             -----                        -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                   Yes                         No    X
                        -----                      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.


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                    Multicanal S.A. Extends Cash Tender Offer


BUENOS AIRES, March 3, 2003 - Multicanal S.A. (the "Company") today announced that it is extending its offer to purchase for cash (the "Cash Tender Offer") U.S.$100 million of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125%
Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt") at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered for purchase. The Company will not pay any accrued and unpaid interest (including default interest and additional amounts, if any) on the Existing Debt that is tendered for purchase in the Cash Tender Offer. As of 2:30 p.m. today, New York City time, approximately U.S.$93.5 million principal amount of Existing Debt has been tendered in the Cash Tender Offer. The Cash Tender Offer, which was scheduled to expire at 5:00 p.m. New York City time, March 3, 2003, will now expire at 5:00 p.m. New York City time, March 12, 2003, unless extended by the Company in its sole discretion.

The Cash Tender Offer will remain in all respects subject to the terms and conditions described in the Offer to Purchase dated January 31, 2003.

On February 7, 2003, the Company announced that it was soliciting powers of attorney from holders of its Existing Debt (the "APE Solicitation") in favor of an attorney-in-fact, to execute an acuerdo preventivo extrajudicial (the "APE"). The APE Solicitation is subject to several conditions precedent, including (a) the execution of the APE by the Company and an attorney-in-fact representing holders of at least U.S.$380 million aggregate principal amount of Existing Debt in accordance with the terms prescribed by Argentine law to make such agreement enforceable in Argentina for purposes of Chapter VII, Title II of the Argentine Bankruptcy Law; provided that the participants agree in the aggregate to allocate their Existing Debt between the two options presented to them, so that the level of participation in one option does not exceed by more than 10% the level of participation in the other option (as a percentage of the total consideration being offered in each of such options) and (b) U.S.$100 million aggregate principal amount of Existing Debt shall have been tendered by holders in the Cash Tender Offer whose extension is being announced today. The APE Solicitation is currently scheduled to expire at 5:00 p.m. New York City time, March 12, 2003, unless extended by the Company in its sole discretion.

                                      * * *

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE, IF APPROVED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.

The Information Agent for the Cash Tender Offer is D.F. King & Co., Inc. and its telephone number is (212) 493-6920. The Depositary for the Cash Tender Offer is JPMorgan Chase Bank and its telephone number is (212) 623-5162.



                                      * * *


               This extension notice is dated as of March 3, 2003.

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 MULTICANAL S.A.



Buenos Aires, Argentina, March 3, 2003           By:  /s/ Adrian Meszaros
                                                      -------------------------
                                                      Adrian Meszaros
                                                      Chief Financial Officer